                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                          NOVITRON INTERNATIONAL, INC.
                          ----------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   670088103
                                   ---------
                                 (CUSIP Number)

                              Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                            Radford, Virginia 24141
                       Attention:  Marcus E. Smith, Esq.
                          Telephone No.:  540-633-7971
                          ----------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219


                                 June 25, 2001
                                 -------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), (f) or (g), check the following box [  ].



                               Page 1 of 7 Pages
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CUSIP NO. 670088103                   13D                   Page  2 of  7 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Randal J. Kirk
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER

       NUMBER OF                      375,482
                       ---------------------------------------------------------
        SHARES                     8  SHARED VOTING POWER

     BENEFICIALLY                     99,801
                       ---------------------------------------------------------
       OWNED BY                    9  SOLE DISPOSITIVE POWER

    EACH REPORTING                    375,482
                       ---------------------------------------------------------
      PERSON WITH                 10  SHARED DISPOSITIVE POWER

                                      99,801
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     475,283
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP NO. 670088103                   13D                   Page  3 of  7 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     RJK, L.L.C.  I.R.S. Identification No.:  54-1816015
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
--------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER

       NUMBER OF                      0
                       ---------------------------------------------------------
        SHARES                     8  SHARED VOTING POWER

     BENEFICIALLY                     99,801
                       ---------------------------------------------------------
       OWNED BY                    9  SOLE DISPOSITIVE POWER

    EACH REPORTING                    0
                       ---------------------------------------------------------
      PERSON WITH                 10  SHARED DISPOSITIVE POWER

                                      99,801
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     99,801
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO - limited liability company
--------------------------------------------------------------------------------

     This Amendment No. 6 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001 and Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk") and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to update the information in the Original
Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Kirkfield, L.L.C., a Virginia limited liability company, and Zhong Mei, L.L.C., a Virginia limited liability company.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

   Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "During the period commencing June 18, 2001 and ending June 25, 2001, Mr. Kirk used approximately $108,860 of personal funds to purchase 28,500 shares of Common Stock."


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

   Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 475,283 shares, representing 32.9% of the 1,445,227 shares outstanding as reported by the Issuer on June 25, 2001 in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2000 (the most recent available filing by the Issuer with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 309,969 of the shares to which this statement relates. Kirkfield, RJK and Zhong Mei directly beneficially own 56,230, 99,801 and 9,283 shares, respectively, to which this statement relates. Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK and Zhong Mei."

   Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the period from June 8, 2001, the date on which Amendment No. 5 to this statement was originally filed with the Securities and Exchange Commission, through June 25, 2001. Unless otherwise indicated, all such transactions were effected on The Nasdaq SmallCap Market.

                               Page 4 of 7 Pages
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
                                                 Shares Purchased         Average Price
Reporting Person                 Date                 (Sold)                Per Share*
--------------------------------------------------------------------------------------
Mr. Kirk                      6/18/01                 1,500                    $3.99
Mr. Kirk                      6/22/01                 5,000                    $3.87
Mr. Kirk                      6/25/01                22,000                    $3.77

*    Price excludes commission."

Item 7  Material to be Filed as Exhibits.
        ---------------------------------

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 99.1 Joint Filing Agreement (previously filed as Exhibit 99.1 to Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2001 and incorporated herein by reference).

                               Page 5 of 7 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  June 26, 2001            /s/ Randal J. Kirk
                                ------------------
                                    Randal J. Kirk



Date:  June 26, 2001            RJK, L.L.C.


                           By:  /s/ Randal J. Kirk
                                ------------------
                                    Randal J. Kirk
                                    Manager


                               Page 6 of 7 Pages
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                                 EXHIBIT INDEX
                                 -------------



Exhibit Number  Exhibit
--------------  -------

Exhibit 99.1 Joint Filing Agreement (previously filed as Exhibit 99.1 to Amendment No. 4 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 1, 2001 and incorporated herein by reference).

                               Page 7 of 7 Pages